SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑      Form 40-F   ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐      No   ☑

Signature
Press Release

Table of Documents Filed

1.	Press Release entitled, “Composition of Audit, Nomination, and Compensation Committees Within “Company with Committees,” made public on Wednesday, May 14, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 15, 2003	By	/s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

May 14, 2003

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation Corporate Communications Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp

Composition of Audit, Nomination, and Compensation Committees Within
“Company with Committees”

TOKYO, Japan — May 14, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, announced today the members of the Audit, Nomination and Compensation Committees, who are subject to approval at the Board of Directors meeting that will follow the upcoming Annual General Meeting of Shareholders scheduled to be held on June 25, 2003.

Details

Audit Committee: 3 Members (2 Outside Directors and 1 Director)
Chairman: Yoshinori Yokoyama (Outside Director)
Members: Akira Miyahara (Outside Director), Masaaki Yamamoto (Director)

Nomination Committee: 5 Members (3 Outside Directors and 2 Directors)
Chairman: Akira Miyahara (Outside Director)
Members: Tatsuya Tamura (Outside Director), Paul Sheard (Outside Director), Yoshihiko Miyauchi (Director and CEO), Yasuhiko Fujiki (Director and COO)

Compensation Committee: 5 Members (3 Outside Directors and 2 Directors)
Chairman: Tatsuya Tamura (Outside Director)
Members: Yoshinori Yokoyama (Outside Director), Paul Sheard (Outside Director), Yoshihiko Miyauchi (Director and CEO), Yasuhiko Fujiki (Director and COO)

This announcement follows previous announcements made on February 14 and April 25 of this year concerning ORIX’s adoption of a “Company with Committees” system, which has become possible as a result of revisions to the Japanese Commercial Code.

For more information on these announcements please see “ORIX Takes Steps to Move Towards a ‘Company with Committees’ Governance System” and “Announcements Regarding a Proposed Dividend, a Share Repurchase Program, Stock Options, Director Nominations and Executive Officer Appointments and the Establishment of a ‘Company with Committees’ Structure,” which are available on our web site.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With approximately 6 trillion yen in assets and operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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